APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

STICKMAN ENTERPRISES LLC
DBA BAKESHACK
Income Statement
For the Twelve Months Ending December 31, 2021

	Year to Date This Year
Revenues	
SALES	95,915.00
Total Revenues	95,915.00
Cost of Goods	
PURCHASES	33,847.00
Gross Profit	62,068.00
Operating & Administrative Expenses	
AUTOMOTIVE EXPENSES	4,820.00
CONTRACT LABOR	6,000.00
INSURANCE	8,628.00
RENT	43,827.00
SUPPLIES	849.00
TAXES & LICENSES	954.00
UTILITIES	7,006.00
TELEPHONE	4,668.00
MARKET FEES	11,510.00
STORAGE	5,076.00
MISCELLANEOUS EXPENSES	1,211.00
Total Operational & Admin Expenses	94,549.00
Net Income	$ (32,481.00)

STICKMAN ENTERPRISES, LLC
Dba BAKESHACK
Balance Sheet
December 31, 2021

	This Month this Year	
ASSETS		
Current Assets		
CASH IN BANK	1,121.33	
INVENTORY	1,540.00	
Total Current Assets		2,661.33
Fixed Assets		
AUTOMOTIVE EQUIPMENT	23,500.00	
ACCUMULATED DEPRECIATION	(17,860.00)	
MACHINERY & EQUIPMENT	45,271.00	
ACCUMULATED DEPRECIATION	(33,627.00)	
FURNITURE & FIXTURE	850.00	
ACCUMULATED DEPRECIATION	(425.00)	
Total Property and Equipment		17,709.00
Total Assets		20,370.33
LIABILITIES AND CAPITAL		
Current Liabilities		
Long-Term Liabilities		
N/P- SBA EIDL	22,500.00	
Total Long-Term Liabilities		22,500.00
Total Liabilities		22,500.00
Capital		
MEMBER'S CAPITAL	30,351.33	
Net Income	(32,481.00)	
Total Capital		(2,129.67)
Total Liabilities & Capital		20,370.33

Stickman Enterprises dba Bakeshack
Statement of Cash Flow - unaudited
For the period ended December 31, 2021

	Current Period	Prior Period
	Jan 1-Dec 31 2022	Jan 1-Dec 31 2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	(41,145)	(32,481)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	33,627	30,672
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	1,879	1,540
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	35,506	32,212
Net Cash Flows From Operating Activities	(5,639)	(269)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	(5,639)	(269)
CASH - BEGINNING	12,828	13,097
CASH - ENDING	7,189	12,828

STICKMAN ENTERPRISES LLC
DBA BAKESHACK
Income Statement
For the Twelve Months Ending December 31, 2022

	Year to Date This Year
Revenues	
SALES	98,221.00
Total Revenues	98,221.00
Cost of Goods	
PURCHASES	36,013.63
Gross Profit	62,207.37
Operating & Administrative Expenses	
AUTOMOTIVE EXPENSES	5,154.00
CONTRACT LABOR	6,000.00
INSURANCE	9,720.00
RENT	46,419.89
SUPPLIES	1,792.00
TAXES & LICENSES	1,054.00
UTILITIES	8,317.32
TELEPHONE	5,324.04
MARKET FEES	12,277.63
STORAGE	5,043.00
MISCELLANEOUS EXPENSES	2,250.00
Total Operational & Admin Expenses	103,351.88
Net Income	$ (41,144.51)

STICKMAN ENTERPRISES, LLC
Dba BAKESHACK
Balance Sheet
December 31, 2022

This Month this Year

ASSETS

Current Assets

CASH IN BANK	10,323.56	
INVENTORY	1,879.00	
Total Current Assets		12,202.56

Fixed Assets

AUTOMOTIVE EQUIPMENT	23,500.00	
ACCUMULATED DEPRECIATION	(17,860.00)	
MACHINERY & EQUIPMENT	45,271.00	
ACCUMULATED DEPRECIATION	(33,627.00)	
FURNITURE & FIXTURE	850.00	
ACCUMULATED DEPRECIATION	(425.00)	
Total Property and Equipment		17,709.00
Total Assets		29,911.56

LIABILITIES AND CAPITAL

Current Liabilities

Long-Term Liabilities

N/P- SBA EIDL	22,500.00	
Total Long-Term Liabilities		22,500.00
Total Liabilities		22,500.00

Capital

MEMBER'S CAPITAL	48,556.07	
Net Income	(41,144.51)	
Total Capital		7,411.56
Total Liabilities & Capital		29,911.56

Stickman Enterprises dba Bakeshack
Statement of Cash Flow - unaudited
For the period ended December 31, 2021

	Current Period	Prior Period
	Jan 1-Dec 31 2022	Jan 1-Dec 31 2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	(41,145)	(32,481)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	33,627	30,672
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	1,879	1,540
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	35,506	32,212
Net Cash Flows From Operating Activities	(5,639)	(269)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	(5,639)	(269)
CASH - BEGINNING	12,828	13,097
CASH - ENDING	7,189	12,828

I, Marlon Gokim, certify that:

1. The financial statements of Stickman Enterprises LLC dba Bakeshack included in this Form are true and complete in all material respects; and
2. The tax return information of Stickman Enterprises LLC dba Bakeshack included in this Form reflects accurately the information reported on the tax return for Stickman Enterprises LLC dba Bakeshack for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   _Marlon Gokim_ .

Name: Marlon Gokim

Title: Owner